

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2019

Roger Branton
Chief Executive Officer
Vislink Technologies, Inc.
240 S. Pineapple Avenue, Suite 701
Sarasota, Florida 34236

      Re: Vislink Technologies, Inc.
          Registration Statement on Form S-1
          Filed July 1, 2019
          File No. 333-232451

Dear Mr. Branton:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Telecommunications

cc: David E. Danovitch